Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES DETAILS OF FOURTH QUARTER AND FULL-YEAR 2011 CONFERENCE CALL AND WEBCAST

TORONTO, ONTARIO—(Marketwire — March 23, 2012) — Lake Shore Gold Corp. (TSX:LSG) (NYSE Amex:LSG) (“Lake Shore Gold” or the “Company”) today announced that the Company plans to issue its fourth quarter and full-year 2011 financial results before the market opens on Monday, March 26, 2012.  The Company will then host a conference call on Tuesday, March 27, 2012 at 10:00 am EST to discuss its financial and operating performance during the fourth quarter and full-year 2011. Those wishing to access the call can do so using the telephone numbers listed below. The call will also be webcast with the webcast being available on the Company’s website at www.lsgold.com.

Participant call-in: 416-340-9432 or 888-340-9642

Replay number: 905-694-9451 or 800-408-3053

Re-dial ID: 2569205

Available until: 11:59 pm, April 3, 2012

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in and around the century-old Timmins Gold Camp. The Company is in commercial production at the Timmins West Mine, comprising the Timmins and Thunder Creek deposits, and at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which is operational at a capacity of 2,000 tonnes per day and is currently being expanded to 3,000 tonnes per day with completion targeted for late 2012. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE Amex under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com